Group Nine Acquisition Corp.

568 Broadway, Floor 10

New York, New York 10012

January 6, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Todd K. Schiffman, Pam Long Office of Real Estate & Construction

Re:	Group Nine Acquisition Corp. Form S-1 Filed December 21, 2020 File No. 333-251560

Ladies and Gentlemen:

This letter sets forth the responses of Group Nine Acquisition Corp. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 30, 2020 (the “Comment Letter”) with respect to the Company’s Form S-1 filed with the Commission on December 21, 2020 (the “S-1”).

Concurrently with the submission of this letter, we are filing an amendment to the S-1 (the “S-1/A”).

For your convenience, we have reproduced each comment from the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is the Company’s response. Page numbers and captions referenced in the responses refer to the S-1/A unless otherwise stated. Capitalized terms used but not defined herein have the meanings given to such terms in the S-1/A.

Form S-1 filed December 21, 2020

Our warrant agreement will designate…43, page 43

1.	We note that your disclosure on page 43 is inconsistent with Exhibit 4.4, Section 9.3. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Response: The Company acknowledges the Staff’s comment and has revised Exhibit 4.4, Section 9.3 accordingly. Please see page 22 of Exhibit 4.4 for the relevant revision.

Securities and Exchange Commission

January 6, 2021

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware…, page 60

2.	We note that your disclosure on pages 60 and 147 is inconsistent with Exhibit 3.2, Section 12.1. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Response: The Company acknowledges the Staff’s comment and has revised Exhibit 3.2, Section 12.1 accordingly. Please see page 14 of Exhibit 3.2 for the relevant revision.

General

3.	We note your response to our comment letter dated December 21, 2020. Your disclosure in the carryover paragraph on page 30 of the prospectus indicates, "We have not independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and believe that our sponsor’s only assets are securities of our company and, therefore, our sponsor may not be able to satisfy those obligations. We have not asked our sponsor to reserve for such obligations." Please revise the disclosure you added in response to our comment to reference the uncertainty relating to sponsor funds. In addition, consider adding a new Risk Factor discussing the possibility that your directors may choose not to enforce the indemnification obligations of your sponsor.

Response: The Company acknowledges the Staff’s comment and has revised the S-1/A accordingly. Please see the cover page and pages 30, 31, 74, 84, 105, 116, 163 and F-9 of the S-1/A for the relevant revisions. The Company also further advises the Staff that it has added further risk factor disclosure on pages 46, 57-58 and 63-64 of the S-1/A in response to the Staff’s comment.

* * * *

Please direct any questions or comments regarding this correspondence to our counsel, Peyton Worley of Latham & Watkins LLP, at (212) 906-1282.

Very truly yours,

Group Nine Acquisition Corp.

By:	/s/ Sean Macnew
Name:	Sean Macnew
Title:	Chief Financial Officer and Secretary

Securities and Exchange Commission

January 6, 2021

Cc:	Ben Lerer, Group Nine Acquisition Corp.
Brian Sugar, Group Nine Acquisition Corp.
Ian Schuman, Latham & Watkins LLP
Peyton Worley, Latham & Watkins LLP
Shagufa Hossain, Latham & Watkins LLP